Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
MaryJo.Ardington@LFG.com

VIA email

January 20, 2012

Mr. Alberto Zapata, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Mail Stop 5-6
100 F Street, NE
Washington, DC  20549-0506

RE:       Lincoln National Variable Annuity Account C of
The Lincoln National Life Insurance Company
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-179107 Multi-Fund® 5 Retirement Annuity

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln National Variable Annuity Account C (“the Account”), enclosed please find a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Multi-Fund® 5 Retirement Annuity (“the Multi-Fund Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on January 20, 2012.

The Multi-Fund Contracts are in many respects similar to certain individual variable annuity contracts (the “InvestmentSolutions Contracts”) issued by Lincoln and Lincoln Life Variable Annuity Account N (File No. 333-172328). The InvestmentSolutions Contracts were previously approved by the staff of the Office of Insurance Products, Division of Investment Management. The enclosed copies of the prospectus and Statement of Additional Information for the Multi-Fund Contracts have been marked to show changes from the current prospectus and Statement of Additional Information for the InvestmentSolutions Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review (Release IC-13768).

The Contracts are designed to be an Individual Retirement Annuity (IRA) purchased with money rolled over from a group variable annuity. To be eligible to purchase this contract, the money must have been invested in a group variable annuity with a guaranteed minimum withdrawal benefit sold by Lincoln to the qualified plan.

The material differences between the Multi-Fund Contracts and the InvestmentSolutions Contracts are:

1.
The Multi-Fund Contracts are designed to be IRAs contracts, while the InvestmentSolutions Contracts are for use with both nonqualified and qualified plans. This accounts for minor differences throughout the prospectus, particularly in the Federal Tax Matters section.

2.
The Registrant for the Multi-Fund Contracts is Lincoln National Variable Annuity Account C, while the Registrant for the InvestmentSolutions Contracts is Lincoln Life Variable Annuity Account N. Appropriate modifications have been made to reflect this difference.

3.
There is some variation in the investment options offered between the Multi-Fund Contracts and the InvestmentSolutions Contracts. Revisions have been made to the following sections to reflect this difference:

•	the available funds listing on pages 1-2,
•	the fund expense table,
•	The Investments of the Variable Annuity Account; and
•	Investment Requirements.
4.	The Guarantee of Principal death benefit is the only death benefit offered under the Multi-Fund Contracts. The InvestmentSolutions Contracts offer four death benefit options.
5.	The mortality and expense risk charge for the Guarantee of Principal death benefit is slightly higher in the Multi-Fund Contracts than in the InvestmentSolutions Contracts.
6.
The Multi-Fund Contracts include the Guaranteed Benefit rider at contract issue, and i4LIFE® Advantage with or without the Guaranteed Income Benefit are other optional riders. The InvestmentSolutions Contracts offer several other optional Living Benefit riders that are not offered under the Multi-Fund Contracts.

7.	The Multi-Fund Contracts do not offer the Lincoln SmartIncomeSM Inflation annuity payout option.
8.	The cross reinvestment service offered in the Multi-Fund Contracts is not offered in the InvestmentSolutions Contracts.

We believe the blacklining accurately reflects the differences outlined above.  Any questions or comments regarding this filing may be directed to my attention at 260-455-3917.  Thank you for your assistance.

Sincerely,

Mary Jo Ardington
Associate General Counsel